EXHIBIT 99.1

Equinox Gold Announces Filing of Santa Luz Technical Report

all dollar figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Nov. 30, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has filed a National Instrument 43-101 Technical Report regarding the feasibility study and mineral reserve estimate for its 100% owned Santa Luz Gold Mine located in Bahia State, Brazil, the results of which were announced on November 9, 2020. The technical report is available for download on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on Equinox Gold's website at www.equinoxgold.com.

On November 9, 2020, Equinox Gold announced Board of Directors approval to commence full construction of the Santa Luz Gold Mine with an approved construction budget of $103 million. Using the base case $1,500/oz gold price, Santa Luz is expected to produce 903,000 ounces of gold over an initial 9.5-year mine life, with additional upside from underground mineral resources. At $1,500/oz gold, the project has an after-tax net present value discounted at 5% of $305 million with an internal rate of return of 58%. Construction is underway, with first gold pour targeted for Q1 2022.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has approved the technical content of this document.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance and achieve production at Santa Luz, the Company's ability to exploit the Mineral Resources below the existing C1 open pit at Santa Luz, the strategic vision for the Company and expectations regarding production capabilities and future financial or operating performance, and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "targeted",  "clear path", "underway", "expected" and similar expressions and phrases or statements that certain actions, events or results  "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; the timely delivery and commissioning of equipment required for the restart of Santa Luz; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Santa Luz Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both of which relate to the year-ended December 31, 2019, and in the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-announces-filing-of-santa-luz-technical-report-301181941.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/30/c3071.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:30e 30-NOV-20